SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Woodbridge Liquidation Trust
(Name of Subject Company)

Woodbridge Liquidation Trust
(Name of Person(s) Filing Statement)

Class A Liquidation Trust Interests
(Title of Class of Securities)

978844108
(CUSIP Number of Class of Securities)

Michael I. Goldberg
Liquidation Trustee
Woodbridge Liquidation Trust
14140 Ventura Boulevard, Suite 302
Sherman Oaks, California 91423
(310) 765-1550
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard M. Pachulski, Esq.
David J. Barton, Esq.
Pachulski Stang Ziehl & Jones LLP
10100 Santa Monica Boulevard, 13th Floor
Los Angeles, California 90067
(310) 277-6910

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Woodbridge Liquidation Trust (the “Trust,” “we,” “our” or “us”). The address of the Trust’s principal executive office is 14140 Ventura Boulevard, Suite 302, Sherman Oaks, California 91423. The telephone number of the Trust’s principal executive office is (310) 765-1550.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Trust’s Class A Liquidation Trust Interests (the “Interests,” and the holders of such Interests, the “Interestholders”). As of December 23, 2019, there were 11,516,274 issued and outstanding Interests.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Trust, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Trust’s website address is www.woodbridgeliquidationtrust.com. The information on the Trust’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

The Trust is a Delaware statutory trust. The Trust and its wholly-owned subsidiary Woodbridge Wind-Down Entity LLC (the “Wind-Down Entity”) were formed on February 15, 2019, the effective date of the First Amended Joint Chapter 11 Plan of Liquidation dated August 22, 2018 of Woodbridge Group of Companies, LLC and its Affiliated Debtors (the “Plan”).

The Trust and the Wind-Down Entity were formed to implement the terms of the Plan. The Plan was confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on October 26, 2018 in the jointly administered chapter 11 bankruptcy cases (the “Bankruptcy Cases”) of Woodbridge Group of Companies, LLC and its affiliated chapter 11 debtors (collectively, the “Debtors”), Case No. 17-12560 (BLS).

The purpose of the Trust is to prosecute various causes of action acquired by the Trust pursuant to the Plan, to litigate and resolve claims filed against the Debtors, to pay allowed administrative and priority claims against the Debtors (including professional fees), to receive cash from certain sources and, in accordance with the Plan, to make distributions to Interestholders of cash subject to the retention of various reserves and after the payment of Trust expenses and administrative and priority claims.

The purpose of the Wind-Down Entity is, through its subsidiaries (with the Wind-Down Entity, the “Wind-Down Group”), to develop (as applicable), market, and sell the real estate assets owned by its subsidiaries to generate cash to be remitted to the Trust after the payment of expenses of the Wind-Down Entity and its subsidiaries and subject to the retention of various reserves.

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Contrarian Liquidity Option, LLC, a Delaware limited liability company (“Offeror”), a wholly owned subsidiary of Contrarian Funds, L.L.C., a Delaware limited liability company (“Contrarian”), to purchase a portion (initially, up to 2,858,405 and subsequently up to 2,015,305) of the outstanding Interests at a price per Interest of $10.00, net to the seller in cash, without interest thereon (the “Offer Price”), less certain applicable withholding taxes and less the amount of certain distributions. The Offer commenced on December 12, 2019 and on December 13, 2019 Contrarian and Offeror filed a Tender Offer Statement on Schedule TO (the “Original Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”). The Offer initially was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 12, 2019 attached to the Original Schedule TO as an exhibit (the “Original Offer to Purchase”) and in the related Assignment Form. The Original Schedule TO was amended with the filings by Offeror and Contrarian of amendments to the Original Offer to Purchase on December 24, 2019, January 6, 2020 and January 8, 2020. In this

Schedule 14D-9, unless the context otherwise requires, references to the “Schedule TO” refer to the Original Schedule TO, as amended and supplemented, references to the “Offer to Purchase” refer to the Original Offer to Purchase, as amended and supplemented, and references to “the Offer” refer to the Offer on the terms and conditions set forth in the Offer to Purchase.

According to the Offer to Purchase filed by Offeror as Exhibit (a)(1)(A) to the Schedule TO, the business address of each of Contrarian and Offeror is 411 West Putnam Avenue, Suite 425, Greenwich, Connecticut 06830 and the telephone number there is (203) 862-8200.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Organized as a Delaware statutory trust, the Trust does not have executive officers or directors. It is managed by Michael I. Goldberg, its Liquidation Trustee, subject to the supervision of a six-member Supervisory Board (the “Supervisory Board”) consisting of Jay Beynon, Raymond C. Blackburn, M.D., Terry R. Goebel, Lynn Myrick, John J. O’Neill, and M. Freddie Reiss.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Trust, there is no material agreement, arrangement or understanding or any conflict of interest, actual or potential, between the Trust or any of its affiliates, on the one hand, and either (1) the Liquidation Trustee or any member of the Supervisory Board or (2) Offeror, Contrarian, or any of their respective executive officers, directors or affiliates, on the other hand.

Confidentiality Agreement

The Trust and Contrarian are parties to a Confidentiality Agreement dated November 25, 2019. Under the Confidentiality Agreement, the parties agreed that (a) the Trust would make available to Contrarian the record list of holders of Interests maintained by Continental Stock Transfer & Trust Company, the Trust’s Transfer Agent (the “Transfer Agent”) for the purpose of allowing the orderly processing of the Offer and the mailing of Offer documents to such holders in connection therewith, and for no other purpose, and (b) subject to certain exceptions, Contrarian would maintain the confidentiality of such information and use such information only for such purpose.

This description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between Trust and Wind-Down Entity

The Trust is a party to the Limited Liability Company Agreement of the Wind-Down Entity dated February 15, 2019 (the “Wind-Down Entity LLC Agreement”). The Wind-Down Entity is the wholly-owned subsidiary and an affiliate of the Trust.

Under the Plan and the Wind-Down Entity LLC Agreement, the Wind-Down Entity is required to be managed by a three-member board of managers (the “Board of Managers”). The Board of Managers is charged with the administration of the Wind-Down Entity, including the power to carry out any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Wind-Down Entity.

The Board of Managers consists of the Chief Executive Officer of the Wind-Down Entity and two other persons. Members of the Board of Managers serve until they resign, die, become incapacitated or are removed for Cause by the Trust. “Cause” is defined in the Wind-Down Entity LLC Agreement, with respect to any Manager, as (i) the embezzlement, misappropriation of any property or other asset of the Wind-Down Entity; (ii) the commission of, or the entering of a plea of nolo contendere or guilty with respect to, any felony whatsoever or any misdemeanor involving moral turpitude; or (iii) any willful and material breach of the terms of the Wind-Down Entity LLC Agreement or the terms of the Plan applicable to such Manager. Any member of the Board of Managers may resign by giving not less than thirty (30) calendar days’ prior notice of resignation to the other members. Vacancies on the Board of Managers are required to be filled by the Trust.

Under the Plan and the Wind-Down Entity LLC Agreement, the Trust is required at all times to be the sole and exclusive owner of all membership interests of the Wind-Down Entity. The Trust is prohibited from selling, transferring, or otherwise disposing of its membership interests in the Wind-Down Entity without approval of the Bankruptcy Court, and the Wind-Down Entity is prohibited from issuing any equity interest to any other person.

The Wind-Down Entity is required to advise the Trust regarding its affairs on at least a monthly basis, reasonably make available such information as is necessary for any reporting by the Trust, and advise the Trust of material actions. Excess cash of the Wind-Down Entity (cash that is in excess of budgeted reserves for ongoing operations and other anticipated obligations and expenses as determined by the Board of Managers) is required to be remitted to the Trust on a quarterly basis, and the Wind-Down Entity is restricted in its ability to invest or gift any of its assets or make asset acquisitions.

The Bankruptcy Court has retained certain jurisdiction regarding the Trust, the Liquidation Trustee, the Supervisory Board, the Wind-Down Entity, the Board of Managers, and assets of the Trust and the Wind-Down Entity, including the determination of all disputes arising out of or related to administration of the Trust and the Wind-Down Entity.

Subject to the Plan and the Wind-Down Entity LLC Agreement, the Board of Managers also is charged with the supervision and oversight of the Chief Executive Officer. The Chief Executive Officer has the authority, except as otherwise provided in the Plan, to carry out and implement all applicable provisions of the Plan for the ultimate benefit of the Trust.

Distributions of cash or other assets of the Wind-Down Group are to be made as and when determined by the Board of Managers in its sole discretion, provided however that on the first business day that is 30 calendar days after each calendar quarter-end, the Wind-Down Entity is to remit to the Trust as of such quarter-end any cash in excess of its budgeted amount for ongoing operations, other anticipated expenses and other Plan obligations.

The Trust has limited control over the Wind-Down Entity. The business and affairs of the Wind-Down Entity are managed by its Board of Managers. The Trust, as the sole member of the Wind-Down Entity, has only limited approval rights over decisions by the Board of Managers. Under the Wind-Down Entity LLC Agreement, the Trust may remove members of the Board of Managers only for Cause, as defined in the Wind-Down Entity LLC Agreement. Furthermore, except in the case of three specified properties, the Trust has approved in advance any property sale by the Wind-Down Group provided that the purchase price for such property is at or above the approved low-case price for such property in the Wind-Down Group’s current business plan. Only in the case of a sale of one or more of the three specified properties, or a sale of another property at a price less than its approved low-case price, is the Wind-Down Entity required to obtain the Trust’s approval for the sale of a property. In the event of a dispute between the Trust and the Wind-Down Entity as to any matter that cannot be resolved between the Trust and the Wind-Down Entity, the Wind-Down Entity LLC Agreement requires that the matter be resolved by the Bankruptcy Court.

This description of the Wind-Down Entity LLC Agreement is only a summary and is qualified in its entirety by reference to Exhibit 10.1 to the Registration Statement on Form 10 filed by the Trust on October 25, 2019, which exhibit is incorporated herein by reference.

Arrangements between Trust, Liquidation Trustee, Supervisory Board and Others

The Trust is governed by the Liquidation Trust Agreement of Woodbridge Liquidation Trust dated February 15, 2019, as amended (the “Trust Agreement”).

Compensation of Liquidation Trustee

As compensation in respect of service as Liquidation Trustee, Mr. Goldberg is entitled to (i) base compensation at an hourly rate of $550 per hour for 2018, with 10% rate raises commencing at the beginning of calendar years 2019 and 2020 and (ii) incentive compensation equal to 5% of total gross amounts recovered by the Trust from the pursuit of Causes of Action. Mr. Goldberg is not entitled to equity compensation, perquisites or personal benefits.

Mr. Goldberg’s base compensation has been established by the Trust Agreement, which cannot be modified except by amendment of the Trust Agreement. Amendment of the Trust Agreement effecting a modification of the compensation of the Liquidation Trustee would require either (a) an order of the Bankruptcy Court or (b) a written amendment signed by the Liquidation Trustee, which amendment has received the prior written approval of a majority of the members of the Supervisory Board.

Mr. Goldberg’s incentive compensation has been determined by the Supervisory Board, in the exercise of its discretion as authorized by the Trust Agreement, as five percent (5%) of the total gross proceeds recovered by the Trust from the pursuit of causes of action by the Trust.

Payment of compensation to the Liquidation Trustee or his professionals in connection with any individual request for compensation is subject to the following procedures, specified in the Trust Agreement:

•	the Liquidation Trustee must submit to the Supervisory Board an itemized statement or statements reflecting all fees and itemized costs to be reimbursed;
•	after seven (7) days after the delivery of the statements, the amount reflected in the statements may be paid by the Trust unless, prior to the expiration of such seven-day period, the Supervisory Board has objected in writing to any compensation reflected in the Statement; and
•	in the case of any Supervisory Board objection to payment, the undisputed amounts may be paid and the disputed amounts may only be paid by agreement of the Supervisory Board, or pursuant to order of the Bankruptcy Court, which retains jurisdiction over all disputes regarding the Liquidation Trustee’s and his or her professionals’ compensation.

Compensation of Supervisory Board

Each member of the Supervisory Board receives, as compensation in respect of service on the Supervisory Board, (i) $10,000 per month through January 31, 2020, (ii) $7,500 per month from February 1, 2020 through January 31, 2021, (iii) $5,000 per month from February 1, 2021 through January 31, 2022, and (iv) $2,500 per month for each calendar month thereafter until termination of the Trust in accordance with the Plan (prorated as appropriate if a member commences his or her service other than on the first day of a month or terminates his or her service other than on the last day of a month). Supervisory Board members also are entitled to reimbursement by the Trust of all actual, reasonable and documented out-of-pocket expenses incurred in connection with their service on the Supervisory Board.

The compensation of the Supervisory Board was not determined by the Supervisory Board, but instead was established by, and is fixed under, the Trust Agreement and cannot be modified except by amendment of the Trust Agreement. An amendment of the Trust Agreement effecting a modification in the compensation of the Supervisory Board would require either (a) an order of the Bankruptcy Court or (b) a written amendment signed by the Liquidation Trustee, which amendment has received the prior written approval of a majority of the members of the Supervisory Board.

Related Party Transactions

Michael I. Goldberg, the Liquidation Trustee, is a partner of Akerman LLP, a law firm based in Miami, Florida. In November 2019, the Trust entered into an arrangement with Akerman LLP with the prior approval of the Supervisory Board, including the Audit Committee. Under the arrangement, Akerman LLP from time to time will provide, at the option of the Trust on an as-needed basis, e-discovery and related litigation support services in connection with the Trust’s prosecution of its causes of action. “E-discovery” (also known as electronic discovery) refers to discovery in legal proceedings, including litigation, where the information sought, such as e-mails, documents, records and files, is in electronic format. E-discovery services assist litigants to manage potentially large amounts of data in compliance with the technical requirements of court rules designed to preserve metadata and prevent spoliation.

Under the arrangement, services available to the Trust include data processing, hosting, and professional services, and forensic collection and analysis. The services are provided on a “stand-alone” basis (i.e., they are made available to the Trust regardless of whether Akerman LLP is representing the Trust in connection with the subject litigation or any litigation). Currently, Akerman LLP does not represent the Trust in connection with any causes of action or act as counsel to the Trust in any matter.

The Trust is charged for the services at scheduled rates per task which, depending on the specific task, include flat rates, rates based on the volume of data processed, rates based on the number of data users, the hourly rates of Akerman LLP personnel, or other rates. The scheduled rates are believed to be the same as those charged by Akerman LLP to clients utilizing its legal services generally. The Supervisory Board, including its audit committee, approved the arrangement after determining that Akerman’s rates would be more favorable to the Trust than those proposed to be charged by at least one other major alternative provider of legal support services. The aggregate amount of Akerman LLP’s fees is expected to exceed $120,000. However, due to uncertainty regarding the number, length and complexity of cases and the volume of discoverable documents, the Trust currently is unable to estimate the aggregate approximate dollar value of either Akerman LLP’s fees under this arrangement or Mr. Goldberg’s interest in this arrangement.

Supervisory Board member Terry Goebel is president and a principal owner of G3 Group LA, a construction firm specializing in the development of high-end, luxury residences. G3 Group LA is owned by Terry Goebel and his son Kelly Goebel. As of September 30, 2019, the Wind-Down Group is under contract with G3 Group LA for the development of two residential real properties in the Los Angeles area (the “G3 Contracts”). The approximate aggregate estimated dollar value of the transactions under the G3 Contracts as of September 30, 2019 is $44.93 million, of which $14.00 million was unpaid as of September 30, 2019.

Indemnification of the Liquidation Trustee and Supervisory Board

Under Delaware law, the Trust has the power to indemnify and hold harmless any person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its governing instrument. The Trust is governed by the Trust Agreement, which states that the Liquidation Trustee, the Supervisory Board and each of their respective accountants, agents, assigns, attorneys, bankers, consultants, directors, employees, executors, financial advisors, investment bankers, real estate brokers, transfer agents, managers, members, officers, partners, predecessors, principals, professional persons, representatives, and successors (each, a “Trustee Indemnified Party”) will be indemnified for, and defended and held harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost, or expense, including the reasonable fees and expenses of their respective professionals (collectively “Damages”) incurred without gross negligence, willful misconduct, or fraud on the part of the applicable Trustee Indemnified Party (which gross negligence, willful misconduct, or fraud, if any, must be determined by a final, non-appealable order of a court of competent jurisdiction) for any action taken, suffered, or omitted to be taken by the Trustee Indemnified Parties in connection with the acceptance, administration, exercise, and performance of their duties under the Plan or the Trust Agreement, as applicable. An act or omission taken with the approval of the Bankruptcy Court, and not inconsistent therewith, will be conclusively deemed not to constitute gross negligence or willful misconduct.

In addition, the Trust Agreement provides that, to the fullest extent permitted by law, each Trustee Indemnified Party shall be indemnified for, and defended and held harmless against, any and all Damages arising out of or due to their actions or omissions, or consequences of such actions or omissions, with respect to the Trust or the implementation or administration of the Plan if the applicable Trustee Indemnified Party acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Trust or its Interestholders.

The Trust Agreement also authorizes, but does not require, the Liquidation Trustee to obtain all reasonable insurance coverage for itself, its agents, representatives, employees or independent contractors, including coverage with respect to the liabilities, duties and obligations of the Liquidation Trustee and its agents, representatives, employees or independent contractors under the Trust Agreement and the Plan. The cost of any such insurance coverage will be an expense of the Trust.

Indemnification of the Board of Managers, the CEO and Executive Officers of the Wind-Down Entity

The Trust and the Wind-Down Entity are required to indemnify the members of the Board of Managers, the Chief Executive Officer, and the other officers of the Wind-Down Group, and each of their respective accountants, agents, assigns, attorneys, bankers, consultants, directors, employees, executors, financial advisors, investment bankers, brokers, managers, members, officers, partners, predecessors, principals, professional persons, representatives, and successors (each, a “WDE Indemnified Party”) for, and shall defend and hold them harmless against, Damages incurred without gross negligence or willful misconduct on the part of the applicable WDE Indemnified Party (which gross negligence or willful misconduct, if any, must be determined by a final, non-appealable order of a court of competent jurisdiction) for any action taken, suffered, or omitted to be taken by the WDE Indemnified Parties in connection with the acceptance, administration, exercise, and performance of their duties under the Plan or the Wind-Down Entity LLC Agreement, as applicable. An act or omission taken with the approval of the Bankruptcy Court, and not inconsistent therewith, will be conclusively deemed not to constitute gross negligence or willful misconduct.

In addition, the Trust and the Wind-Down Entity are required, to the fullest extent permitted by law, indemnify, defend, and hold harmless the WDE Indemnified Parties, from and against and with respect to any and all Damages arising out of or due to their actions or omissions, or consequences of such actions or omissions, with respect to the Wind-Down Entity or the implementation or administration of the Plan if the applicable WDE Indemnified Party acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Wind-Down Entity.

This description of the Trust Agreement is only a summary and is qualified in its entirety by reference to Exhibits 3.2 and 3.3 to the Registration Statement on Form 10 filed by the Trust on October 25, 2019, which exhibits are incorporated herein by reference.

Beneficial ownership of Interests by Supervisory Board

In considering the recommendation of the Supervisory Board set forth in the section titled “—Recommendation of the Supervisory Board” in Item 4, you should be aware that members of the Supervisory Board are holders of Interests in the Trust. The Supervisory Board was aware of, and considered, these interests, among other matters, in evaluating the Offer.

The following table sets forth (1) the number of Interests beneficially owned as of December 23, 2019, by each of the Liquidation Trustee and the members of the Supervisory Board and (2) the aggregate cash consideration that would be payable for such shares, based on an Offer Price of $10.00 per Interest.

	Number of Interests	Cash Value of Shares
Liquidation Trustee:
Michael I. Goldberg	0	$0
Supervisory Board members:
Jay Beynon	6,666,67	$66,666.70
Raymond C. Blackburn, M.D.	35,788.06	$357,880.60
Terry R. Goebel	0	$0
Lynn Myrick	23,819.17	$238,191.70
John J. O’Neill	8,786.60	$87,866.00
M. Freddie Reiss	0	$0
The Liquidation Trustee and all Supervisory Board members as a group	75,060.50	$750,605.00

Item 4. The Solicitation or Recommendation.

Recommendation of the Supervisory Board.

At a meeting held on January 13, 2020, the Supervisory Board reviewed the terms and conditions of the Offer with the assistance of the Liquidation Trustee and legal and financial advisors and unanimously resolved to recommend that the holders of Interests not accept the Offer.

Accordingly, for the reasons described in more detail below under “—Reasons for the Recommendation of the Supervisory Board,” the Supervisory Board unanimously recommends that the Interestholders not accept the Offer. A letter dated January 13, 2020 sent by the Trust to Interestholders containing the recommendation is included as Exhibit (a)(4) hereto and is incorporated herein by this reference.

Background of the Offer; Reasons for the Recommendation of the Supervisory Board.

Background of the Offer

The following chronology summarizes the key events that preceded the making of the Offer. The following chronology does not purport to catalogue every conversation among the Supervisory Board, the Liquidation Trustee, or the representatives of the Trust and other parties.

The Debtors’ prepetition notes and units contained anti-assignment provisions that prohibited transfer of the notes or units without the consent of the Debtors. On March 21, 2018, the Debtors filed a Notice Regarding Transfers of Notes or Units [Docket No. 799] (the “First Trading Notice”) placing a 90-day moratorium on the consideration of any requests to permit transfers of notes or units. At the conclusion of that 90-day period, on June 19, 2018, the Debtors filed a Further Notice Regarding Transfers of Notes or Units [Docket No. 1995] (the “Second Trading Notice,” and together with the First Trading Notice, the “Trading Notices”) extending the moratorium on consideration of any requests to permit transfers of notes or units through the effective date of their Plan. On such effective date, all notes and units were cancelled.

On April 3, 2018, Contrarian filed a Motion for Authority to Acquire Promissory Notes Against the Debtors [Docket No. 890] (the “Trading Motion”). By the Trading Motion, Contrarian sought authority to acquire notes without obtaining prior consent from the Debtors. Approximately two weeks later, on April 16, 2018, the Debtors filed their Objection to Proof of Claim No. 1216 Asserted by Putative Transferee Contrarian Funds, LLC [Etc.] [Docket No. 1563] (the “Contrarian Objection”), pursuant to which the Debtors sought entry of an order disallowing and expunging a proof of claim filed by Contrarian, which claim was based on Notes that Contrarian had purportedly acquired from noteholders Elissa and Joseph Berlinger. The Contrarian Objection was premised on the anti-assignment language in the underlying notes. The Contrarian Objection was heard on June 5, 2018, and, on June 20, 2018, the Bankruptcy Court entered an order sustaining the Contrarian Objection [Docket No. 2016] and issued an opinion and order finding that, among other things, the anti-assignment language in the notes is legally valid [Docket Nos. 2014 & 2016]. See In re Woodbridge Grp. of Cos., LLC, 590 B.R. 99 (Bankr. D. Del. 2018). Contrarian filed a notice of appeal on July 3, 2018 [Docket No. 2078]. Further proceedings with respect to Contrarian’s Trading Motion were consensually adjourned pending the appeal.

On September 11, 2019, the United States District Court for the District of Delaware affirmed the Bankruptcy Court’s ruling that the anti-assignment language in the notes is legally valid and enforceable. See In re Woodbridge Grp. of Cos., LLC, 606 B.R. 201 (D. Del. 2019). Contrarian took no timely appeal from that ruling.

Following its formation on February 15, 2019, the Trust became obligated under the Plan and applicable law to register the Interests as a class of equity securities under section 12(g) of the Securities Exchange Act of 1934, as amended. Accordingly, on October 25, 2019, the Trust filed a Registration Statement on Form 10 (the “Registration Statement”) with the SEC.

On or about November 8, 2019, Contrarian sent the Liquidation Trustee an unsolicited letter expressing an interest in conducting a partial tender offer for the Interests, subject to the effectiveness of the Registration Statement (the “November 8 Letter”). Contrarian requested that the Trust instruct its Transfer Agent to coordinate with Contrarian’s depositary for the tender offer to ensure that Contrarian’s tender offer materials would be disseminated.

On or about November 15, 2019, the Supervisory Board convened at its previously scheduled regular meeting and considered, among other items, the November 8 Letter. The Supervisory Board authorized the Liquidation Trustee to conduct interviews with and retain co-counsel to represent the Trust in connection with the Offer. Subsequently, the Liquidation Trustee engaged Richards, Layton & Finger, P.A. to represent the Trust together with existing counsel Pachulski Stang Ziehl & Jones LLP and KTBS Law LLP (any such counsel, “Trust Counsel”).

On or about November 19, 2019, Trust Counsel sent a letter to Contrarian (the “November 19 Letter”) acknowledging the Trust’s receipt of the November 8 Letter and stating that, to the extent that Contrarian were interested in commencing an attractive tender offer for the Interests, that the Liquidation Trustee would be interested in receiving additional information. The November 19 Letter requested that a draft proposal be forwarded to the Liquidation Trustee or Trust Counsel and suggested a discussion.

In a telephonic conference call on or about November 20, 2019, representatives of the Trust, Contrarian and their respective counsel discussed Contrarian’s tender offer. The participants to the telephonic conference call discussed the terms of Contrarian’s tender offer, a request by Contrarian for a record list of holders of Interests, and the requirement of medallion signature guarantees1 for transfer of such Interests.

On or about November 20, 2019, Trust Counsel received a letter from counsel to Contrarian responding to the November 19 Letter (the “November 20 Letter”). In the November 20 Letter, counsel to Contrarian indicated that Contrarian was not seeking the Trust’s or the Liquidation Trustee’s approval of the tender offer or any recommendation that holders of Interests tender their Interests. Instead, the November 20 Letter indicated that Contrarian, in order to facilitate the operation of the tender offer, was seeking only a record list of holders and would be willing to sign a customary non-disclosure agreement to protect the confidentiality thereof. Additionally, counsel to Contrarian requested that the Trust instruct its Transfer Agent to accept all tenders without a medallion signature guarantee.

On November 21, 2019, the Trust received a letter from the staff of the SEC containing comments on the Registration Statement and requesting a response or an amendment of the Registration Statement.

1 A medallion signature guarantee is a guarantee by the financial institution of a person who transfers securities that the signature on the transfer document is genuine and that the financial institution accepts liability for any forgery. A medallion signature guarantee protects the holders of securities by preventing unauthorized transfers and possible investor losses. A medallion signature guarantee also limits the liability of the transfer agent who accepts the certificates.

On or about November 25, 2019, Contrarian, its counsel, Contrarian’s depositary Broadridge Financial Solutions, Inc. (“Broadridge”), the Transfer Agent, and Trust Counsel discussed, in telephonic conference calls, the technical specifications of the holder list, the proposed mechanics of the tender offer, and whether and under what conditions the Trust would accept instruction to accept all tender without a medallion signature guarantee.

On or about November 26, 2019, the Supervisory Board convened in a previously scheduled regular meeting and approved the terms of the Confidentiality Agreement with Contrarian.

In a conference call on or about November 27, representatives of the Transfer Agent advised Trust Counsel and counsel to Contrarian that the medallion signature guarantee would remain a requirement of the Transfer Agent, regardless of any instruction otherwise by the Trust and regardless of any indemnification of the Transfer Agent by Contrarian.

On or about November 27, 2019, Contrarian and the Trust delivered executed copies of the Confidentiality Agreement. Additionally, on or about this date, counsel to Contrarian advised by email that, as a result of the Transfer Agent’s requirement of medallion signature guarantees, that Contrarian would be reconsidering the timing of the tender offer, which might be subject to delay.

On or about December 6, 2019, counsel to Contrarian requested that the Trust authorize the Transfer Agent to deliver the record list of holders of the Interests to Broadridge.

On or about December 9, 2019, Trust Counsel delivered the letter of authorization, executed by the Trust, to counsel to Contrarian and advised counsel to Contrarian of the applicable fees of the Transfer Agent.

On or about December 10, 2019, Contrarian paid the Transfer Agent’s fee and received a copy of the record list of holders. Also on this date, counsel to Offeror and Contrarian contacted the Liquidation Trustee to request on-site due diligence. Trust Counsel advised counsel to Offeror and Contrarian that the Trust was not in a position to authorize on-site due diligence at that time.

On December 12, 2019, Offeror and Contrarian commenced the Offer.

By letter dated December 13, 2019, the Trust issued a “stop-look-listen” letter, by which the Trust notified holders of Interests of its receipt of the Offer and advised such holders to defer making any determination whether to accept the Offer until advised of the position of the Supervisory Board and until they could review the then-contemplated amendment of the Registration Statement. This description of the letter is only a summary and is qualified in its entirety by reference to the letter itself, which is filed as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by this reference.

On December 13, 2019, the Trust prepared an analysis of the Offer Price for the Interests to determine the percentage recovery that the Offer Price represented with respect to the allowed bankruptcy claims in exchange for which the Interests had been issued (the “December 13 Recovery Analysis”). Based on the December 13 Recovery Analysis, and assuming receipt of the Offer Price of $10.00 per Interest without deduction, the Offer Price represented a recovery of from approximately 9.67% to approximately 14% on such bankruptcy claims, depending on (a) the class of the claim in the Bankruptcy Cases and (b) whether the holder had elected to contribute to the Trust for prosecution certain causes of action held by such holder.

Also on December 13, 2019, the Trust filed Amendment No. 1 to the Registration Statement with the SEC in response to the SEC comments to the Registration Statement received on November 21, 2019.

On December 14, 2019, Trust Counsel provided the December 13 Recovery Analysis to counsel for Offeror and Contrarian, and requested that Contrarian confirm that the Trust was properly analyzing the Offer Price.

On December 16, 2019, counsel for Offeror and Contrarian advised the Trust that, in connection with their preparation of the Offer, Offeror and Contrarian had not conducted calculations of the kind used in the December 13 Recovery Analysis and therefore could not confirm that the Trust was properly analyzing the Offer Price.

On December 17, 2019, representatives of the Trust, Trust Counsel, and Contrarian held a conference call in which the Trust representatives asked questions and received answers from Contrarian regarding the basis on which Contrarian had established the Offer Price.

By letter dated December 17, 2019 to holders of Interests, the Trust addressed certain questions about the Offer that the Trust believed holders of Interests were likely to submit to the Trust. In this “likely questions” letter, the Trust provided the December 13 Recovery Analysis. This description of the letter is only a summary and is qualified in its entirety by reference to the letter itself, which is filed as Exhibit (a)(2) to this Schedule 14D-9 and is incorporated herein by this reference.

On December 17, 2019, counsel for Offeror and Contrarian contacted Trust Counsel to request that an additional conference call be held with the Liquidation Trustee in the event that the Trust anticipated taking any position on the Offer other than neutrality or a recommendation of acceptance. On December 19, 2019, Trust Counsel advised counsel for Offeror and Contrarian that the Liquidation Trustee had declined such request.

On December 19, 2019, based on advice and analysis provided by Trust Counsel and FTI, a financial advisor to the Trust, and on other considerations, the Supervisory Board unanimously resolved to recommend that holders refrain from tendering their Interests in response to the Offer. The recommendation was promptly furnished to Interestholders in the form of a letter dated December 19, 2019 by the Trust to the holders of Interests (the “December 19 Recommendation”). This description of the December 19 Recommendation is only a summary and is qualified in its entirety by reference to the letter itself, which is filed as Exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by this reference.

On December 23, 2019, the Trust received a letter from the staff of the SEC containing a comment on the Amendment No. 1 to Registration Statement and requesting a response or further amendment of the Registration Statement.

On December 24, 2019, the Registration Statement became effective. By letter to its holders dated December 24, 2019, the Trust gave notice of such effectiveness. A copy of the letter is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by the Trust with the SEC on December 26, 2019, a copy of which is incorporated herein by this reference.

On December 24, 2019, Offeror and Contrarian filed Amendment No. 1 to the Schedule TO, modifying the disclosure contained therein in certain respects.

On January 3, 2020, the Trust announced a cash distribution of $4.50 per Interest (the “January Distribution”). A copy of the press release is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by the Trust with the SEC on January 3, 2020, a copy of which is incorporated herein by this reference. Also on this date, Trust Counsel advised counsel for Offeror and Contrarian of the announcement immediately following its publication.

In a telephonic conference on January 6, 2020, Trust Counsel advised counsel to Offeror and Contrarian of questions and concerns of the Trust regarding certain statements made by Offeror and Contrarian in the Offer materials, which the Trust would detail in a letter. Also in this telephonic conference, counsel to Offeror and Contrarian advised that Offeror and Contrarian had filed or would shortly file Amendment No. 2 to the Schedule TO regarding a summary advertisement for the Offer published by them.

On January 7, 2020, Trust Counsel delivered the letter to counsel to Offeror and Contrarian detailing the Trust’s questions and concerns regarding the statements in the Offer material. Additionally, on this date, the Trust filed Amendment No. 2 to the Registration Statement with the SEC in response to the SEC comment to the Registration Statement received on December 23, 2019.

On January 8, 2020, Offeror and Contrarian filed Amendment No. 3 to the Schedule TO (“Amendment No. 3”), changing the terms of the Offer to modify the disclosure contained in the Offer materials in certain respects and to provide that the January Distribution will not be deducted from the Offer Price. Accordingly, in Amendment No. 3, Offeror and Contrarian have effectively increased value of the Offer Price by $4.50 per Interest.

On January 9, 2020, in light of the amendments to the Schedule TO, the Supervisory Board elected to conduct an additional review and evaluation of the Offer, as amended.

On January 13, 2020, based on its review and evaluation of the Offer, as amended, the Supervisory Board unanimously resolved to recommend that holders of Interests not accept the Offer.

Reasons for the Recommendation of the Supervisory Board

In evaluating the Offer, as recently amended, the Supervisory Board has consulted with the Trust’s management and legal and financial advisors. In the course of reaching a recommendation, the Supervisory Board reviewed and evaluated a number of factors, each of which the Supervisory Board believed supported its unanimous determination and recommendation. Although the Supervisory Board is encouraged by the enhancement of Contrarian’s offer represented by Amendment No. 3, the Supervisory Board continues to recommend that holders not accept the Offer.

The Supervisory Board’s recommendation is made for the following reasons:

•	An offer price of $10.00 per Interest (without reduction for the January 3 Distribution) remains, in the Supervisory Board’s view, substantially less than the value of the Interests that is implied merely by the value of the Trust’s net assets in liquidation, without attributing any value to potential future litigation recoveries by the Trust. Based on the Trust’s most recent financial statements, adjusted for the recent $4.50 per Interest distribution, and the number of estimated Interests, each Interest has a current implied value of approximately $23.96 (and without attributing any value to potential future litigation recoveries by the Trust). Thus, the Contrarian offer of $10.00 per Interest is approximately 42% of the implied value of the Interests, attributing no value to potential future litigation recoveries.
•	In the view of the Supervisory Board, a valuation of $10.00 per Interest (without reduction for the January 3 Distribution) is not justifiable other than on the basis of a combination of assumptions that, in the view of the Supervisory Board, would be unrealistic or extremely conservative. This is particularly true given the Trust’s recent success in selling properties, as was announced by the Trust on January 3.
•	Contrarian’s evaluation of the liquidation prospects of the Trust and its subsidiaries have already proven to be not well-founded in certain respects. For example, in its tender offer materials, Contrarian initially expressed concern over the sale by the Trust of its property at 1966 Carla Ridge, Beverly Hills, CA, indicating that this property was a unique asset and could take a very long time to sell, potentially at a distressed price. But in fact, the Carla Ridge property was among those whose sale closed in late 2019. The closing sales price for this property was in excess of the value ascribed to this property in preparing the Trust’s most recent financial statements.
•	In its tender offer materials, Contrarian at times has relied on hypothetical risk scenarios provided with little or no support. For example, Contrarian has raised the possibility of a 15% cost overrun and a 15% decline in estimated real estate values, without citing any specific reason to believe that trends of this magnitude are likely to occur over the next few years. Even if this hypothetical were to become reality, Contrarian’s offer would still be only approximately 58% of the implied value of the Interests, attributing no value to potential future litigation recoveries.
•	Holders considering whether to tender their Interests are unable at this time to compare Contrarian’s offer price with any publicly quoted market price. Holders electing to tender their Interests will forego the opportunity to sell their Interests in any organized securities market, in which pricing for the Interests would be more competitively established and possibly more attractive. To the knowledge of the Trust, as of January 10, 2020, at least one potential market maker has applied to FINRA for a trading symbol for the Interests, which, if successful, would allow the trading of Interests to take place on an over-the-counter market. The Trust is advised that, barring unforeseen circumstances, a trading symbol for the Interests may be assigned by FINRA in as few as two weeks.

Intent to Tender

To the knowledge of the Trust after making reasonable inquiry, neither the Liquidation Trustee, nor any member of the Supervisory Board, nor any manager or executive officer of any subsidiary of the Trust currently intends to tender into the Offer any Interests held of record or beneficially owned by such person.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Neither the Trust nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends directly or indirectly to employ, retain or compensate, any person to make solicitations or recommendations to the holders of the Trust with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Interests have been effected by the Trust or, to the Trust’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Trust or affiliate during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Trust is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Trust’s securities by the Trust, any subsidiary of the Trust or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Trust or any subsidiary of the Trust, (iii) any purchase, sale or transfer of a material amount of assets of the Trust or any subsidiary of the Trust, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Trust.

There are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Named Executive Officer Compensation.

The Trust is an emerging growth company as defined in Rule 405 of the Securities Act of 1933, as amended. Accordingly, pursuant to instruction 1 of Item 1011(b) of Regulation M-A, the Trust is not obligated to furnish in this Schedule 14D-9 the information required by Item 402(t)(2) and (3) of Regulation S-K.

Registration Statement.

For additional information regarding the business and financial results of the Trust, please see the Trust’s Registration Statement on Form 10-12G, as amended.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Trust expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. The Trust has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the possibility of properties being sold at or in excess of ascribed values, the timing and likelihood of the assignment of a trading symbol for the Interests and the competitiveness or attractiveness of pricing for the Interests on an over-the-counter market. All such statements are based on the Trust’s current expectations and involve risks and uncertainties which may cause actual results to differ materially from those set forth in such statements. Such risks and uncertainties include the risk of obstacles and delays in the trading symbol assignment process, potentially low trading volumes for the Interests, relatively few securities brokers making a market in the Interests, and other risks and uncertainties discussed in the Trust’s filings with the SEC, including the “Risk Factors” sections of the Trust’s Registration Statement on Form 10-12G and other documents filed with the SEC. Accordingly, no assurances can be given as to whether any of the events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. All forward-looking statements are qualified in their entirety by this cautionary statement and the Trust undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits.

Unless incorporated by reference as indicated below, the following Exhibits are filed herewith:

(a)(1)	Letter dated December 13, 2019 by the Trust to holders of Liquidation Trust Interests
(a)(2)	Letter dated December 17, 2019 by the Trust to holders of Liquidation Trust Interests
(a)(3)	Letter dated December 19, 2019 by the Trust to holders of Liquidation Trust Interests
(a)(4)	Letter dated January 13, 2020 by the Trust to holders of Liquidation Trust Interests
(e)(1)	Confidentiality Agreement dated November 25, 2019 between Woodbridge Liquidation Trust and Contrarian, L.L.C.
(e)(2)
First Amended Joint Chapter 11 Plan of Liquidation of Woodbridge Group of Companies, LLC and its Affiliated Debtors dated August 22, 2018, incorporated herein by reference to the Registration Statement on Form 10 filed by the Trust on October 25, 2019

(e)(3)
Liquidation Trust Agreement of Woodbridge Liquidation Trust dated February 15, 2019, as amended by Amendment No. 1 dated August 21, 2019 and Amendment No. 2 dated September 13, 2019, incorporated herein by reference to the Registration Statement on Form 10 filed by the Trust on October 25, 2019

(e)(4)	Amendment No. 3 to Liquidation Trust Agreement of dated as of November 1, 2019, incorporated herein by reference to the Registration Statement on Form 10 filed by the Trust on October 25, 2019
(e)(5)
Limited Liability Company Agreement of Woodbridge Wind-Down Entity LLC dated February 15, 2019, incorporated herein by reference to the Registration Statement on Form 10 filed by the Trust on October 25, 2019

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 13, 2020

Woodbridge Liquidation Trust

By:	/s/ Michael I. Goldberg
	Name:	Michael I. Goldberg
	Title:	Liquidation Trustee